Exhibit 99.1

PV Nano Cell Appoints Mr. Dov Farkash as its New Active Chairman of the Board.

Tuesday, April 21, 2020

MIGDAL HA’EMEK, ISRAEL Tuesday, April 23, 2020 / PV Nano Cell, Ltd. (OTC: PVNNF) (“PV Nano Cell” or the “Company”), an innovative provider of inkjet-based conductive digital printing solutions and producer of conductive digital inks, today announced that it has appointed on April 19th, 2020 Mr. Dov Farkash as its new Active Chairman of the Board.

For the past two decades, Mr. Farkash served in a variety of business executive roles (including Vice President of Sales, Vice President - Business Development and GM of Nova’s Strategic Software Business) at Nova (Nasdaq:NVMI) – a leading innovator and key provider of dimensional and materials metrology solutions in semiconductor manufacturing. In his last role at Nova, Mr. Farkash served as Executive VP Strategic Development & Partnerships and was responsible for creating new markets, initiating disruptive products, forging strategic alliances and leading all OEM business-related activities, leading the Company business growth. Mr. Farkash holds an MBA with honors and BSc in Computers Engineering, both from the Technion – Israel Institute of Technology.

Mr. Farkash commented, “I’m honored to be elected Active Chairman of the Board at this exciting time for the Company, I look forward to working together with Fernando and the talented PV Nano Cell team to accelerate business growth, establish new partnerships, and drive sustainable profitability”

PV Nano Cell’s Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are very excited about Dov joining us as our Active Chairman of the Board. As PV Nano Cell is creating exciting new opportunities and is forming strategic alliances, we will benefit greatly from Dov’s experience and business knowledge. I am sure Dov’s guidance, valuable insights and extensive network of connections will prove very beneficial to the growth of the Company. We further expect to enter additional territories, formalize more key partnerships and serve new market applications and customers.”

As previously published, PV Nano Cell announced that it has successfully submitted to the Israeli Innovation Authority, through its fully owned subsidiary Digiflex Ltd (“Digiflex”), a proposal to develop a breakthrough protective technology that will protect people from being infected by the Coronavirus and possibly other viruses. Since then, the Company was appointed an examiner from the Israeli Innovation Authority, which reviewed the proposal and will soon present it to the approval committee at the authority.

PV Nano Cell, Ltd.

PV Nano Cell (PVN) offers the first-ever complete solution for mass-produced inkjet based, printed electronics. The proven solution includes PVN’s proprietary Sicrys™, silver-based conductive inks, inkjet production printers and the complete printing process.

The process includes ink properties’ optimization, printer’s parameters setup, printing modifications & tailored printing instructions per application. In the heart of PVN’s value proposition lies its unique and patented conductive silver and coper inks - Sicrys™. Those are the only inks made of Single Nano Crystals – which allows the inks to have the highest stability and throughput required to drive optimal mass-production results for wide range of applications. PVN’s solutions are used all over the world in a range of digital printing applications including: automotive, photovoltaics, printed circuit boards, flexible printed circuits, antennas, sensors, heaters, touchscreens and other. For more information, please visit http://www.pvnanocell.com/

Digiflex Ltd

A fully owned subsidiary of PV Nano Cell, provides cost efficient printing solutions for graphic arts and low volume and prototyping in electronic manufacturing. For more information, please visit https://www.digiflex-print.com/

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward–looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward– looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com